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Exhibit 99.3

Proxy Form for Holders of Common Shares
Annual Meeting of Shareholders – April 29, 2008

As holder(s) of Petro-Canada common shares, I (or we) appoint Brian F. MacNeill, Chairman, or Ron A. Brenneman, President and Chief Executive Officer, or instead of either of them,
                                                                          (another person you may choose) as my (or our) proxyholder to attend, vote and act with full power of substitution on my (or our) behalf for all matters that come before the Annual Meeting of Shareholders on April 29, 2008 or before any adjournment of the Annual Meeting.

The proxyholder is instructed to vote for or to withhold from voting as indicated below. If there are amendments or variations to the matters identified in the Notice of Annual Meeting, or other matters that properly come before the Annual meeting, the proxyholder has discretion to vote on these varied or new matters.

The Board of Directors and management recommend that Shareholders vote FOR matters 1 and 2 below.

1.	Election of Directors	Vote for	Withhold from voting		Vote for	Withhold from voting
	Ron A. Brenneman Gail Cook-Bennett Claude Fontaine Paul Haseldonckx Thomas E. Kierans Brian F. MacNeill	☐ ☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐ ☐	Maureen McCaw Paul D. Melnuk Guylaine Saucier James W. Simpson Daniel L. Valot	☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐
					Vote for	Withhold from voting
2.	Appointment of Deloitte & Touche LLP as auditors of the Company				☐	☐

If no choice is specified for any of the above matters, the proxyholder will vote FOR matters 1 and 2.

Date	, 2008.

Signature(s)

How to complete your Proxy Form
1.
Who completes the proxy?
If you are not attending the Annual Meeting in person or if you prefer the convenience of voting in advance, complete, date, and sign the Proxy Form. Mail it as soon as possible in the envelope we provide, or fax to (416) 368-2502.
2.
Who signs the Proxy Form?
The name on the mailing label signs – unless you are an executor, administrator, trustee, attorney, or guardian. If so, please indicate your role when signing. If two or more people own the shares, each must sign. If the beneficial owner of the shares is a corporation, an authorized corporate officer or representative must sign.
3.	Legal date If you do not date this Proxy Form in the space indicated, the date will be the day it was mailed to the shareholder.
4.	Related information Please read this Proxy Form in relation to the Notice of Annual Meeting and the accompanying Management Proxy Circular.
This proxy is solicited on behalf of Petro-Canada's management.
5.
Annual Report
Securities laws allow you to view Petro-Canada's Annual Report (including the financial statements and Management's Discussion and Analysis) at www.petro-canada.ca, rather than receiving a copy in the mail. Please tell us your preference.
☐ Please do not send me Petro-Canada's Annual Report in the mail, I will view it on the Company's website.

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  Exhibit 99.3
Proxy Form for Holders of Common Shares Annual Meeting of Shareholders – April 29, 2008